SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Walter Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    014055525
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
              Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      014055525              SCHEDULE 13D/A       PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            (see Item 3)
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                721,000 (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,172,655 (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,172,655 (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.2% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            00 (see Item 2)
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      014055525              SCHEDULE 13D/A       PAGE 3 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            (see Item 3)
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,451,655 (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    721,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,172,655 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,172,655 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.2% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      014055525              SCHEDULE 13D/A       PAGE 4 OF 8 PAGES
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The Schedule 13D filed on May 25, 2005 relating to the common stock, $0.01 par value (the "Shares"), of Walter Industries, (the "Issuer"), as amended by Amendment No. 1 dated August 3, 2005 and Amendment No. 2 dated October 10, 2005, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.


ITEM 2.           IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons ("Reporting Persons") is deemed to be the beneficial owner of an aggregate of 3,172,655 shares of the Common Stock of the Shares, which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated as follows:

         Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $122,210,124.91 was paid to acquire the Shares and $385,452.90 was paid to acquire the options as detailed in Item 5.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On October 17, 2005, the Reporting Persons met with representatives of the Issuer in order to discuss alternative means to maximize shareholder value. At this meeting, the Reporting Persons suggested that the Issuer immediately initiate the sale of its Finance and Homebuilding subsidiaries, that it form a special committee to consider strategic alternatives for Jim Walter Resources, Inc. and that it pursue an IPO of 20% of Mueller Water Products with a subsequent spin-off to shareholders. The Reporting Persons have set a deadline of October 31, 2005 for the Issuer's Board of Directors to publicly announce its intention to immediately implement these proposed initiatives. If the Reporting Persons' proposal is not met by this deadline, the Reporting Persons intend to initiate a consent solicitation to remove a majority of the Issuer's existing directors and replace them with directors focused on maximizing value for all shareholders. The Reporting Persons continue to support Chairman and CEO Gregory Hyland and the Issuer's management, but strongly feel that the proposed initiatives would be a significant step towards unlocking shareholder value.

         On October 17, 2005, the Reporting Persons sent a written memorialization of this discussion to the Issuer (the "Presentation Memorialization"). A copy of the Presentation Memorialization is filed herewith as Exhibit 2 and incorporated herein by reference, and any descriptions herein of the Presentation Memorialization are qualified in their entirety by reference to the Presentation Memorialization.

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CUSIP NO.      014055525              SCHEDULE 13D/A       PAGE 5 OF 8 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, LTD. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

         (b) Pirate Capital LLC has sole voting power with respect to 721,000 of the Shares and sole disposition power with respect to 3,172,655 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 2,451,655 of the Shares and shared voting power with respect to 711,000 of the Shares and shared disposition power with respect to 3,172,655 of the Shares.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 38,709,762 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2005 as reported in the Issuer's Prospectus Supplement filed on October 17, 2005.

         (c) The following transactions in the Shares were effected since the Reporting Persons' most recent filing on Schedule 13D. All of the Shares were purchased by the Holders in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased      Price per Share
----------        ----------------      ---------------

10/14/05          10,000                $40.97
10/17/05          10,000                $40.97


Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased      Price per Share
----------        ----------------      ---------------
10/13/05          15,000                $39.57
10/14/05          40,000                $40.93
10/17/05          40,000                $40.93

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CUSIP NO.      014055525              SCHEDULE 13D/A       PAGE 6 OF 8 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated as follows:

         As set forth below, the Holders hold, as of the close of business on October 17, 2005, options to acquire 59,400 Shares, each of which was acquired on the open market:

Jolly Roger Fund LP

                 Shares
   Date of     Underlying     Exercise Price
  Purchase       Options        per Share ($)
--------------------------------------------
08/31/05           6,900          40.00
09/27/05          18,500          40.00


Jolly Roger Offshore Fund LTD

                 Shares
   Date of     Underlying     Exercise Price
  Purchase       Options        per Share ($)
--------------------------------------------
09/22/05           9,000          40.00
09/22/05          10,000          40.00
09/22/05          10,000          40.00
09/22/05           5,000          40.00

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by the addition of the following:

2. Presentation Memorialization

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CUSIP NO.      014055525             SCHEDULE 13D/A         PAGE 7 OF 8 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2005


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

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CUSIP NO.      014055525             SCHEDULE 13D/A         PAGE 8 OF 8 PAGES
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                                  EXHIBIT INDEX

1. Proposal Letter from the Reporting Persons to the Issuer (previously filed).

2. Presentation Memorialization.